UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)



                                MOOVIES, INC.
                             (Name of Issuer)

                     Common Stock, $.001 Par Value
                      (Title of Class of Securities)

                                616347 10 0
                              (CUSIP Number)


       Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree
           Street, Atlanta, Georgia  30309-3450; (404) 873-8706
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                     December 13, 1995; March 29, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D



1       Name of Reporting Person  S.S. or I.R.S.
        Identification No. of Above Person
                                Michael A. Yeargin

2       Check the Appropriate Box if a Member of a Group

                                        (a)
                                        (b)

3       SEC Use Only


4       Source of Funds
                                PF

5       Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(E)


6       Citizenship or Place of Organization
                              South Carolina

        7       Sole Voting Power
                                  637,649

        8       Shared Voting Power
                                     0

        9       Sole Dispositive Power
                                  637,649

        10      Shared Dispositive Power
                                     0
11      Aggregate Amount Beneficially Owned by Each
        Reporting Person
                                 637,649

12      Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares


13      Percent of Class Represented by Amount in Row (11)
                                   7.4%

14      Type of Reporting Person
                                    IN

                    SEE INSTRUCTIONS BEFORE FILLING OUT




ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.001 par value, of Moovies, Inc., a Delaware corporation (the "Company").
The principal executive offices of the Company are located at:

          201 Brookfield Parkway, Suite 200
          Greenville, SC 29607

ITEM 2.   IDENTITY AND BACKGROUND.

     1.   (a)  Michael A. Yeargin.

          (b)  201 Brookfield Parkway, Suite 200, Greenville, SC
               29607.

          (c)  Vice President - Administration and Director,
               Moovies, Inc., 201 Brookfield Parkway, Suite 200,
               Greenville, SC 29607.

          (d)  None.

          (e)  None.

          (f)  United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Yeargin received the securities which are the subject of this report pursuant to the merger of Tonight's Feature Limited Partnership II, a South Carolina limited partnership ("Tonight's Feature"), and Tonight's Feature, Inc., a South Carolina corporation and the general partner of Tonight's Feature, into Moovies, Inc. on August 9, 1995, in exchange for his 50% equity ownership of Tonight's Feature, Inc. Tonight's Feature, Inc. beneficially owned 90.1% of the partnership interests of Tonight's Feature. The merger was effected in conjunction with Moovies, Inc.'s initial public offering of common stock and its acquisition of several video specialty store chains.

          On December 13, 1995 and March 29, 1996, the reporting person made gifts of 2,000 shares and 1,500 shares, respectively, to a personal friend.

ITEM 4.   PURPOSE OF TRANSACTION.

          See Item 3 above. The purpose of the merger in August 1995 was to provide Tonight's Feature, a limited partnership, with a corporate entity to conduct an initial public offering of its common stock and to consummate the acquisitions of several video specialty store chains. The subsequent dispositions of stock were gifts. Except as contemplated pursuant to the merger, the reporting person has no plans or proposals which relate to or would result in any of the occurrences listed in the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b) See Items 7, 8, 9, 10, 11 and 13 of cover pages.

          (c)  None.

          (d)  None.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          Relationships with Respect to the Issuer.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
           (a) Exhibit A - Agreement and Plan of Merger dated June 15, 1995 (Incorporated by reference to
               Exhibit 2.1 to Moovies, Inc.'s Registration
               Statement on Form S-1 (File No. 33-93562) filed with the Securities and Exchange Commission on June 16, 1995, as amended)



                                SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Michael A. Yeargin                               May 2, 1996
________________________                        ________________
Michael A. Yeargin                                    DATE